January 25, 2013
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI  53202-5306
414.271.2400 TEL
414.297.4900 FAX
foley.com

WRITER'S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
092942-0110

Via Edgar and Federal Express

Ms. Suzanne Hayes Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549
RE:         Titanium Asset Management Corp.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 12, 2012
File No. 000-53352

Dear Ms. Hayes:

On behalf of our client, Titanium Asset Management Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated December 31, 2012, with respect to the above-referenced filing.  The original response letter was submitted on January 14, 2013 via the EDGAR system.  This amended and restated response letter is being submitted to include a “Tandy” representation executed by the Company, otherwise the responses remain unchanged. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the Company’s responses.  As appropriate, references to “we”, “us”, “our” and other similar phrases are references to the Company.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 1

Institutional Distribution, page 6

1.           Please expand your disclosure in future filings to provide a more detailed explanation of your relationship with investment consultants, including whether you have any arrangements or agreements with the consultants. Please also describe and quantify any referral fees or other payments made to the consultants.

Response:  We do not have any agreements or arrangements with consultants.  Their services are contracted by the plans.  We do not pay consultants referral fees or any other payments.  The following is our proposed revised disclosure:

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

U.S. Securities and Exchange Commission
January 25, 2013

“Institutional investors typically use multiple investment strategies in building their portfolios and rely heavily on advice from institutional investment consultants.  Our business strategy is to have several different investment strategies in order to have multiple opportunities to obtain additional assets under management from existing or prospective clients.  We regularly make new business presentations to institutional investors, including public pension funds, endowments, foundations, and their institutional investment consultants.  Our current focus is on firms with a regional presence that service our existing clients or prospects.

In working with institutional investment consultants, our focus is to provide the consultants with timely information about our investment strategies, and to respond their requests for proposals in a timely and efficient manner.  We currently work with approximately seventeen institutional investment consultants, including Marco Consulting Group, Marquette Association, Strategic Capital and CapTrust Advisors/Schott Group who collectively represent clients with approximately 32% (28% in 2010) of our assets under management.  We expect to increase our marketing efforts to institutional investment consultants by providing information to, and calling on, more firms, including firms with national coverage.

While cultivating relationships with institutional investment consultants is important to developing business, as institutional investors often rely heavily on advice from such consultants, we do not have any agreements or arrangements with any consultants, and do not pay any consultants referral fees or any other payments.  The institutional investors contract with the institutional investment consultants for their services.”

State Regulation, page 9

2.           Please revise your disclosure on page 9 to discuss the “other” requirements and standards that may be imposed on the company by state regulators. Also, please provide a brief discussion of the material state regulations that currently apply to the company specifically, and discuss whether or not the company is in compliance at this time.

Response:  As all of our registered investment advisors are SEC-registered, the applicable state regulations are minimal.  However, each of our registered investment advisors submits a “notice filing” in each state in which the firm has a place of business or more than five clients.  This is accomplished by a check-box on the Form ADV and a payment of a nominal fee to the state.  Additionally, our “investment advisor representatives” are registered in the state in which they are physically located.  This is accomplished by filing a Form U-4 via the CRD/IARD system.  We currently are in compliance with these regulations.  The following is our proposed revised disclosure:

“States generally may not impose their registration and licensing laws on investment advisors who are registered under the Investment Advisers Act merely because they are transacting business in the state, and all of our registered investment advisors are SEC-registered.  So, the applicable state regulations are minimal.  Specifically, each of our registered investment advisors submits a “notice filing” in each state in which the firm has a place of business or more than five clients.  Additionally, our “investment advisor representatives” are registered in the state in which they are physically located.  Some states also impose suitability standards on an investment advisor’s recommendations, and states may investigate and bring enforcement actions for fraud and other matters of law.  We believe we are currently in compliance with applicable state regulations.”

U.S. Securities and Exchange Commission
January 25, 2013

Item 1A. Risk Factors, page 9

Our charter documents contain provisions that may delay, defer or prevent a change of control, page 18

3.           We note your statement that there are charter provisions in place that (1) limit a stockholders’ ability to call special meetings, and (2) give Clal and its affiliates “special rights.” Please provide more detail regarding the limitations and special rights.

Response:  With respect to the limitation on the ability to call special meetings, our bylaws provide that special meetings of our stockholders may be called only by stockholders holding at least 50.0% of the voting power of our issued and outstanding shares of stock entitled to vote at such meeting, the board of directors, the President or the Chairman of our board of directors.  Our proposed revised disclosure is found below.

With respect to the “special rights” afforded Clal, these are the provisions stated in the immediately preceding risk factor.  These provisions were specific to Clal’s ownership of at least 35% of the common stock of the Company and were not transferable.  As a result of Clal’s recent sale of its entire holdings of Company stock, those provisions no longer exist.  We will eliminate reference to any of these provisions, which were specific to Clal’s ownership, in future filings.

“limiting stockholders’ ability to call special meetings (specifically, our bylaws provide that special meetings of our stockholders may be called only by stockholders holding at least 50.0% of the voting power of our issued and outstanding shares of stock entitled to vote at such meeting, the board of directors, the President or the Chairman of our board of directors);”

Assets Under Management, page 23

4.           We note that you have disclosed the average fixed income and equity returns for 2011 as measured by the Barclays Aggregate Index and the S&P 500 Index, respectively, and state that 50% of your fixed income assets and 20% of equity assets with defined performance benchmarks outperformed their respective benchmarks for the 2011 fiscal year. Please also provide the average return of the fixed income and equity assets under management by the company specifically in addition to providing the average return of the broader indices.

Response:  In future filings, we will provide the average return of the fixed income and equity assets under management by the Company, in addition to providing the average return of the broader indices.

“Market value changes reflect our annual investment performance.  Fixed income assets comprise approximately 90% of our total assets under management at December 31, 2011.  The overall market value change related to fixed income assets was approximately $xx.x million, or x.x% for 2011 ($xx.x million, or x.x% for the comparable 2010 period).  For the year ended December 31, 2011, fixed income returns as measured by the Barclay’s Aggregate Index were 7.8% for the year ended December 31, 2011 (6.6% for the comparable 2010 period).  Approximately 50% of our fixed income assets with defined performance benchmarks outperformed their respective benchmarks.

U.S. Securities and Exchange Commission
January 25, 2013

Equity assets comprised approximately 7% of our total assets under management at December 31, 2011.  The overall market value change related to equity assets was approximately $xx.x million, or x.x% for 2011 ($xx.x million, or x.x% for the comparable 2010 period).  For the year ended December 31, 2011, equity returns as measured by the S&P 500 Index were 2.1% for the year ended December 31, 2010 (15.1% for the comparable 2010 period).  Approximately 20% of our equity assets outperformed their respective benchmarks.”

Item 8. Financial Statements and Supplementary Data, page 38

Report of Independent Registered Public Accounting Firm, page 38

5.           In future filings, please ensure that the audit report provided by your independent accountants indicates the city and state where issued. Refer to Rule 2-02(a) of Regulation S-X.

Response:  The manually executed audit report from KPMG LLP that is retained in our files indicates that is was issued by their office located in Milwaukee, Wisconsin.  We will include the city and state of issue in the conformed version for future filings.

Note 5 — Goodwill and intangible assets, page 50

6.           We note that you revised your goodwill impairment methodology during 2011 to use only the income approach when determining the fair value of the reporting unit, as compared to using a mix of the income and market approaches in prior periods. Please tell us what the impairment charge would have been had you continued to use your historical 75/25 mix of the income approach and market approach. If this information is not available, please tell us whether during prior periods the market approach always produced a fair value higher than that derived from an income approach.

Response:  Had we continued to use a 75/25 mix of the income approach and market approach, the fair value of the reporting entity would have increased by $600,000 for the 2011 year end valuation and the goodwill impairment charge would have been reduced by the same amount.

7.           As a related matter, we note that the forecast prepared for your 2011 goodwill impairment assessment includes a projected net business flow assumption of 3% for 2012 through 2015. Please explain how you determined this to be a reasonable assumption given that you have experienced net outflows in assets under management (AUM) in each year since your inception. Please also explain whether you continue to believe this projection is appropriate for the foreseeable three-year period given the continued net outflows in AUM during the nine months ended September 30, 2012. Finally, please quantify the impact on your impairment analysis if you were to change this assumption to a 0% growth rate.

U.S. Securities and Exchange Commission
January 25, 2013

Response:  We respectfully submit that we continue to believe that the projected net business flow assumption of 3% is reasonable and appropriate for the foreseeable three-year period.  The following is an explanation of how we determined this assumption and the reasons we believe the assumption continues to be reasonable and appropriate.

Projected operating revenues utilized in our forecast are driven by the growth in AUM from both aggregate market returns as well as from net new business flows.  The assessment of the reasonableness of the growth in projected operating revenues requires an assessment of the total growth rate for AUM (and not from either component in isolation; so, the assumption must include both market returns and new business flows).  The total AUM growth rates and both components impacting growth for the historical periods from 2009 to 2011 and for the forecast periods from 2012 to 2015 are summarized in Supplemental Schedule 1.  The total AUM growth rate for the nine months ended September 30, 2012 was 4.8%, which compares favorably to the forecasted AUM growth rate of 4.1% utilized in our forecast for 2012.

As noted in the footnotes to our financial statements, the market return assumptions in the forecast period generally are based on long-term expectations for the respective asset categories; however, our fixed income market return estimates for 2012 were reduced based on expected changes in the current interest rate environment.  With respect to the market return component, our historical performance has generally exceeded the forecast levels by a significant margin.  As illustrated in Supplemental Schedule 1, our actual market returns have been 7.7%, 6.6%, and 5.0% in 2009, 2010, and 2011, respectively.  That trend continued in the nine months ended September 30, 2012 during which the overall market return growth was 5.4% as compared to the forecast rate of 1.6%.  Our forecasted market returns utilized for our valuation included projected market returns of 1.6% in 2012 and 3.9% for each of the years 2013 through 2015.

With respect to the new business flows component, there have been several factors that have depressed the net flows over the recent historical periods.  A summary of the historical flows and the net flow trend information as disclosed in the MD&A section for the respective periods is presented in Supplemental Schedule 2.  In estimating the net flow rates for the forecast periods, we considered that the negative factors in the last three years would have limited or no impact on future periods and that the trend related to the multiemployer pension and welfare plan clients (Taft Hartley accounts) was improving.  The actual growth rate from net flows for the nine months ended September 30, 2012 was      -0.6%, which includes the last impact of the wind down of the TALF strategy (a limited duration strategy that has now ended and been wound down).  Excluding the $375 million in outflows related to the TALF strategy, the net flows growth rate for the period was 3.9%.

The net flows also reflected a continuation of the increasing net flows for the Taft Hartley accounts, which we believe is a continuing positive trend.  So, considering all the relevant trend information and the recent results, we believe the data supports our forecast estimates of growth from net flows at 2.5% per annum rate.

In short, we continue to believe the total AUM growth rates (comprised of estimates of aggregate market returns and growth from net new business flows) used in our forecasts for 2012 through 2015 were reasonable at the time and continue to be appropriate at present.

U.S. Securities and Exchange Commission
January 25, 2013

As requested, we note that if we were to have changed our assumption to a 0% growth rate, which we do not believe is a reasonable assumption, this would have reduced the DCF valuation to approximately $27 million versus the actual DCF valuation of $43.4 million.  The $17.4 million reduction in value would have resulted in the further impairment of the entire remaining $13.3 million goodwill balance.  As this is, in our opinion, not a reasonable assumption, and because we continue to believe that the projected net business flow assumption of 3% is reasonable and appropriate for the foreseeable three-year period, we continue believe the impairment charge as recorded for 2011 was appropriate.

* * *

Additionally, as requested, we are enclosing on behalf of the Company a written statement from the Company acknowledging that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:           Brittany Ebbertt
Angela Connell
Laura Crotty
Michael Seamann
  U.S. Securities and Exchange Commission

Jonathan Hoenecke
  Titanium Asset Management Corp.

Titanium Asset Management Corp.
777 E. Wisconsin Avenue
Milwaukee, WI 53202

January 25, 2013

Via Edgar and Federal Express

Ms. Suzanne Hayes Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549
RE:         Titanium Asset Management Corp.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 12, 2012
File No. 000-53352

Ladies and Gentlemen:

Titanium Asset Management Corp. (the “Company”), a Wisconsin corporation (File No. 000-53352), in response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 31, 2012, with respect to the above-referenced filing (the “Filing”), hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing.

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing.

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, TITANIUM ASSET MANAGEMENT CORP. By: /s/ Jonathan Hoenecke Jonathan Hoenecke Chief Financial Officer